[LETTERHEAD OF SECURITY FEDERAL CORPORATION]

September 2, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C.  20549

Re:	Security Federal Corporation
Registration Statement on Form S-1 (File No. 333-160553)
Acceleration Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Security Federal Corporation (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 to 12:00 p.m., Eastern time, on September 4, 2009, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Roy G. Lindburg

Roy G. Lindburg
Chief Financial Officer

cc:	Michael R. Clampitt, Esquire, Division of Corporation Finance, Securities and Exchange Commission, Mail Stop 4561
Matt McNair, Esquire, Division of Corporation Finance, Securities and Exchange Commission, Mail Stop 4561